Exhibit 1

FOR IMMEDIATE RELEASE	20 July 2012

WPP PLC (“WPP”)

Millward Brown agrees to acquire consumer insight company, Cadem

Advertising, in Chile

WPP announces that its wholly owned operating company Millward Brown, a global leader in brand, media and communications research, has acquired Cadem Advertising S.A. (“Cadem”), a leading consumer insights company in Chile.

Founded in 1997, Cadem has operated as a licensee of Millward Brown for many years providing brand tracking, quantitative and qualitative research services.

Cadem employs 87 people and key clients include Coca-Cola, Falabella Retail, Nestle, Telefonica and Unilever.

Cadem’s unaudited revenues for the year ended 31 December 2011 were approximately CLP3.2 billion with gross assets of approximately CLP1.3 billion at the same date.

This acquisition continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its strategic networks throughout Latin America. The Group collectively employs (including associates) 15,000 people with revenues of US$1.5 billion in Latin America.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204